UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-06866

HELIX TECHNOLOGY CORPORATION

(Exact name of registrant as specified in its charter)

Nine Hampshire Street

Mansfield, MA, 02048-9171

(508) 337-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1.00 par value per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12(g)-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12(g)-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12(g)-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12(g)-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0*

*  On October 26, 2005, Brooks Automation, Inc. (“Brooks”), Mt. Hood Corporation, a wholly owned subsidiary of Brooks, and the Registrant completed the merger (the “Merger”) of Mt. Hood with and into the Registrant pursuant to the terms and conditions of the Agreement and Plan of Merger, dated as of July 11, 2005, among such parties, as amended on August 29, 2005.  The Merger is effective as of October 26, 2005 as provided in the Certificate of Merger filed with the Secretary of State of the State of Delaware.

 Pursuant to the requirements of the Securities Exchange Act of 1934, Helix Technology Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HELIX TECHNOLOGY CORPORATION
Date: October 26, 2005
	By:	/s/ James F. Gentilcore
James F. Gentilcore
President and Chief Executive Officer